UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SHAREHOLDERS' SPECIAL MEETING PROPOSAL 2020

Shareholders' Meetings
March 10 | 4 p.m.
Núcleo Cidade de Deus
Salão Nobre, 5º andar of Prédio Vermelho

bradesco

Summary

Proposals for the increase of the capital stock	2
Supplementary Information	5
Exhibit 14 required by Article 14 of CVM Instruction No. 481/09, relative to the capital stock increase	6
Legal and economic effects deriving from the statutory amendment	10
Transcription of the proposed consolidated Bylaws	11

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Special Shareholders' Meeting - 3.10.2020 - 4 p.m.

Proposals for the increase of the capital stock

Proposals for the increase of the capital stock with a bonus of 10% in shares, with the consequent amendment of the main provision of Article 6 of the Bylaws, and for the amendment of the main provision of Article 8 of the Bylaws.

Dear Shareholders,

The Board of Directors of Bradesco hereby submits, for examination and resolution by you, proposals to:

1)  increase the capital stock by R$4,000,000,000.00, increasing it from R$75,100,000,000.00 to R$79,100,000,000.00, with bonus stock, by means of capitalization a part of the balance of the "Profit Reserves - Statutory Reserve" account, pursuant to Article 169 of Law No. 6,404/76, issuing 806,382,972 registered book-entry shares with no par value, being 403,191,507 common shares and 403,191,465 preferred shares, which shall be allocated free of charge to the shareholders in the proportion of 1 new share for each 10 shares of the same type that they hold on the base date, to be established after the approval of the process by the Central Bank of Brazil, with observance that:

I.  Purposes: the bonus transaction has the purpose of: a) increasing the liquidity of the shares that are in the market, considering that the greater amount of outstanding shares may potentially, generates a growth in the operations performed with such actions; b) enabling an adjustment in the price of the shares, causing the unit price to become more attractive and accessible to a larger number of investors; and c) improve the adequacy of the balance of the profit reserves for the legal limits.

II.    Base date of Right to Bonus Stock: it shall be announced to the market after the approval of the relevant process by the Central Bank of Brazil.

III.  Trading: current shares shall continue to be traded with the right to a bonus and the new shares shall be available for trading after the approval of the mentioned process by the Central Bank of Brazil and the inclusion in the position of the shareholders, which shall be subject-matter of a notice to the market.

IV.    Right to Shares with Bonuses: – they shall be entitled to dividends and/or interest on own capital that may be declared as from the date of their inclusion in the position of the shareholders. They shall also be entitled, in full, to possible advantages granted for the other shares as from the mentioned date.

V.  Monthly Interest on Shareholders’ Equity: shall be maintained at R$0.017249826 per common share and R$0.018974809 per preferred share (gross), with the payment in a net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, after the deduction of income tax at source of fifteen percent (15%). They shall continue to be paid in accordance with the Systematics of Monthly Payment of Dividends/Interest on Equity. Income tax at source does not apply to legal entities that are exempt of this tax.

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Thus, the total amount paid monthly to the shareholders shall have an increase of 10%, after the inclusion of the new shares into their position.

VI.     Fractions of Shares: the bonus shall always occur in whole figures. Shares that remain unsubscribed arising from the fractions of shares shall be separated, grouped in whole figures and sold in an auction to be held at B3 S.A. – Brasil, Bolsa, Balcão (B3). After the required approval of the process by the Central Bank of Brazil and, prior to the sale, Bradesco shall establish a period of not less than 30 days, during which the shareholders may transfer the fractions of shares, as provided in Paragraph Three of Article 169 of Law No. 6,404/76. After the sale of the shares, the relevant amounts shall be made available to the shareholders that are entitled thereto. Other additional details shall be announced to the shareholders in due course.

VII.       Cost of the Shares with Bonus: the cost attributed to the shares with bonus is of R$4.960422205 per share, regardless of the type, for the purposes of Article 10 of Law No. 9,249/95 (with the new wording given by Law No. 12,973/14), and Paragraph One of Article 58 of Instruction No. 1,585/15, of the Federal Revenue Office.

VIII.     Additional Procedures – Payment of Fractions of Shares: the amounts resulting from the fractions of shares shall be made available to the shareholders as follows:

a)  to shareholders with shares that are deposited in the Company and with the updated registration and banking details, upon a credit to be made in the current accounts of the Financial Institution informed by them, and

b)  to those whose shares are deposited at B3, by means of the Institutions and/or Brokers that maintain their positions in custody.

The shareholders that do not have the details updated should go straight to the Bradesco branch of their preference, provided with their CPF (Individual Taxpayers’ Register), RG (Identity Card) and proof of residence, to update their registration details and receive the respective amounts to which they are entitled.

2)  change the “caput” of Article 8 of the Bylaws, with the purpose of increase from 10 (ten) to 11 (eleven) the maximum number of Board of Directors´ positions.

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The new wordings of the main provision of Article 6 of the Bylaws, with the change of the capital stock and the number of shares into which the capital will be divided, as well as the main provision of Article 8, as proposed by Bradesco’s Board of Directors, are included in the Transcription of the proposed consolidated Bylaws Exhibit and must be submitted for approval by the Central Bank of Brazil.

All other information required by Article 11 of CVM Instruction No. 481/09 can be found in the Detailing the origin and rationale of the statutory amendments proposed and analysis of their legal and economic effects Exhibit.

The information required by Article 14 of CVM Instruction No. 481/09 can be consulted in the Exhibit that is related to the increase of the capital stock.

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Special Shareholders' Meeting - 3.10.2020 - 4 p.m.

Supplementary Information

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Exhibit 14 required by Article 14 of CVM Instruction No. 481/09, relative to the capital stock increase

1.     Inform the amount of the increase and of the new capital stock

Increase of R$4,000,000,000.00, raising the capital stock from R$75,100,000.000.00 to R$79,100,000.000.00.

2.     Inform if the increase shall be carried out by means of: (a) the conversion of debentures or other debt securities into shares; (b) the exercise of the subscription rights or of the subscription warrant; (c) the capitalization of profits or reserves; or (d) the subscription of new shares

Increase through the capitalization of part of the balance of the "Profit Reserve - Statutory Reserve" Account, in accordance with the provisions of Article 169 of Law No. 6,404/76, with a bonus of 10% in shares.

3.     Explain in detail the reasons for the increase and its legal and economic consequences

The Capital Increase aims at increasing the liquidity of the shares in the market, considering that a greater amount of outstanding shares may generate growth in the business, may enable an adjustment in the shares price, making the unit price become more attractive and accessible to a larger number of investors and also improve the compliance of the balance of profit reserve with the legal limits.

The transaction shall give rise to:

legal effects exclusive due to by virtue of the attribution of ownership of 1 new share to each 10 shares of the same type previously held, preserving the ownership of all of the shareholders, without distinction; and

economic effects arising from the increment of 10% in the total amount of interest on shareholders’ equity and/or dividends paid monthly, benefiting proportionately all of the shareholders. There shall be maintenance of the monthly amount of interest on shareholders' equity and/or dividends per share, by changing the total amount due to the greater number of shares issued and received by the shareholders due to the bonus stock.

4.     Provide a copy of the Fiscal Council's opinion, if applicable

A full transcription of the Fiscal Council’s Report recorded in the Annual Meeting of the mentioned Body, held on February 4, 2020: “Fiscal Council’s Report - Banco Bradesco S.A. – The undersigned, members of the Fiscal Council of Banco Bradesco S.A., pursuant to the provisions in Item III of Article 163 of Law No. 6,404/76, having conducted the examination of the Board of Directors’ Proposal to increase the capital stock by means of capitalization of reserves with 10% bonus stock and the consequent amendment to the main provision of Article 6 of the Bylaws, registered in the Special Meeting of the mentioned Body held on this date, have an opinion that the proposal shall be analyzed by the shareholders of the Company meeting in the Special Shareholders’ Meeting to be held on March 10, 2020, at 4 p.m.” in Cidade de Deus, Osasco, SP, on February 4, 2020. (sgd) Ariovaldo Pereira, Domingos Aparecido Maia, José Maria Soares Nunes, Walter Luis Bernardes Albertoni and Ivanyra Maura de Medeiros Correia”.

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5.     In the event of a capital increase by means of subscription of shares

This is not applicable, since the capital stock increase shall not be carried out by means of subscription of shares, but through capitalization of the profit reserves.

6.     In the event of capital increase by means of capitalization of profits or reserves

a.     Inform whether the par value of the shares shall be changed, if applicable, or whether new shares shall be distributed among the shareholders

The shares issued by the Company, pursuant to a statutory provision, have no par value, including the ones to be issued as a result of the proposed capital stock increase. The 806,382,972 shares to be issued are granted free of charge to the shareholders, as bonus stock, in a proportion of 1 new share for each 10 shares held of the same type that the shareholders detain on the base date.

b.     Inform whether the capitalization of profits or reserves shall occur with or without change of the number of shares in the companies having shares with no par value

The capitalization proposed herein shall increase the number of shares issued by the Company as follows:

Number of shares	Current	Proposed
Ordinary (ON)	4,031,915,068	4,435,106,575
Preferred (PN)	4,031,914,646	4,435,106,111
Total	8,063,829,714	8,870,212,686

c.      In the event of distribution of new shares

  i.    State the number of shares issued of each type and class

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Number of Shares Issued by Type
Ordinary (ON)	403,191,507
Preferred (PN)	403,191,465
Total	806,382,972

ii.    Inform the percentage of shares to be received by the shareholders

All shareholders shall receive, as bonus stock, 10% of their stockholding position.

iii.    Describe the rights, advantages and restrictions attributed to the shares that are to be issued.

Type	Rights	Advantages	Restrictions
Common (ON)

•  Voting right;

• in the event of a public offering, due to possible change of control of the Company, the common shares that are not part of the controlling block shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controllers.

•  they shall be entitled to dividends and/or interest on own capital that may be declared as from the date of their inclusion in the position of shareholders. They shall also be entitled, in full, to possible advantages granted with the other shares as per the mentioned date.

• the conversion of common shares into preferred shares is not permitted.
Preferred (PN)

•  priority in the reimbursement of the Capital Stock, in the event of liquidation of the Company;

•  dividends that are ten percent (10%) higher than those attributed to common shares;

•  inclusion in a public offering resulting from a possible disposal of control of the Company, whereby the holders are assured receipt of a price equal to eighty percent (80%) of the amount paid per common share, as part of the controlling block.

		• as above.	• they have no right to vote, except in the cases provided for by law; • the conversion of common shares into preferred shares is not permitted.

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Special Shareholders' Meeting - 3.10.2020 - 4 p.m.

iv.    Inform the acquisition cost, in Reais per share, to be assigned so that the shareholders can comply with Article 10 of Law No. 9,249, of December 26, 1995 (with new wording given by Law No. 12,973/14).

The cost attributed to the bonus shares is R$4,960422205 per share, regardless of the type of share.

  v.    Inform the treatment given for fractions, if applicable

The bonus shares shall always occur in integers. The remaining shares resulting from fractions of shares shall be separated, grouped into integers and sold in an auction to be held at B3 S.A. – Brasil, Bolsa, Balcão, the date of which shall be determined after the process is duly approved by the Central Bank of Brazil (BACEN).

After approval by the Central Bank of Brazil and the holding of the mentioned auction, the relevant amounts shall remain available for the shareholders entitled thereto.

d.   Inform the deadline set forth in Paragraph 3 of Article 169 of Law No. 6,404/76

Before the auction specified in item 6.c.v, the Company shall establish a time limit of not less than thirty (30) days, during which the shareholders may transfer the fractions of shares.

e.   Inform and provide the information and documents mentioned in item 5, when applicable

Not applicable.

7.     In the event of capital increase by conversion of debentures or other debt securities into shares or by means of the exercise of subscription bonus

Not applicable.

8.     The provisions in items 1 to 7 of this Exhibit shall not apply to capital increases arising from an option plan, in which case the issuer must inform: “...”

Not applicable.

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Special Shareholders' Meeting - 3.10.2020 - 4 p.m.

Legal and economic effects deriving from the statutory amendment

1)    The proposed amendment of the main provision of Article 6 of the Bylaws arises from Bradesco’s capital stock increase by means of capitalization of the existing profit reserves and subsequent issuance of shares that shall be allocated free of charge to the shareholders, as a bonus, in a proportion of 1 new share for every 10 shares of the same type that they hold on the base date. The Management of Bradesco foresees that the mentioned statutory amendment shall produce:

✓  legal effects: exclusively related to the assignment of ownership of one (1) new share for each ten (10) shares of the same type previously held, maintaining preserved the ownership of all of the shareholders, without distinction; and

✓  economic effects: arising from the increase of 10% in the total amount of interest on shareholders’ equity and/or dividends paid monthly, benefiting proportionately all of the shareholders. There shall be maintenance of the monthly amount of interest on shareholders' equity and/or dividends per share, by changing the total amount due to the greater number of shares issued and received by the shareholders due to the bonus stock.

2)    The Amendment proposed in the main provision of Article 8 of the Bylaws is result of creation of 1 vacancy in the Board of Directors. If approved, Bradesco’s Management do not understand that there will be legal and economic effects, which will exist if, and only if, when the vacancy is filled.

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Transcription of the proposed consolidated Bylaws

Current Wording	Wording Proposed
Section I – The Organization, Duration and Headquarters	Unaltered
Article 1) Banco Bradesco S.A., a publicly-held company, hereinafter referred to as the Company, which is governed by these Bylaws.	Unaltered

Sole Paragraph - With the creation of the Company on June 26, 2001, in the special listing segment called Level 1 of Corporate Governance of B3 S.A. - Brasil, Bolsa, Balcão (B3), the Company, its shareholders, managers and members of the Fiscal Council are subject to the provisions of Corporate Governance Level 1 Listing Regulation of the B3 (Level 1 Regulation). The Company, its managers and shareholders must also observe the provisions of the Regulation for Listing of Issuers and Admission to Trading of Securities, including the rules concerning the withdrawal and exclusion of trading of securities admitted to trading on Organized Markets managed by B3.

Unaltered
Article 2) The Company’s term of duration is indefinite.	Unaltered
Article 3) The Company’s headquarters and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.	Unaltered

Article 4) The Company may establish or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, upon the additional approval by the Board of Directors, hereinafter referred to as the Board, which shall also be responsible for approving the incorporation and/or closure of any other Bradesco Premises/Subsidiaries outside of the Brazilian territory.

Unaltered

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Transcription of the proposed consolidated Bylaws

Section II - Corporate Purpose	Unaltered

Article 5)     The Company’s corporate purpose is of conducting general banking activities, including foreign exchange transactions, and administration of security portfolios, in the functions of fiduciary administrator and manager of funds.

Unaltered
Section III - Capital Stock	Unaltered

Article 6) The capital stock is of seventy-five billion, one hundred million Reais (R$75,100,000,000.00), divided into eight billion, sixty-three million, eight hundred and twenty-nine thousand, seven hundred and fourteen  (8,063,829,714) registered book-entry shares, with no par value, of which four billion, thirty-one million, nine hundred and fifteen thousand and sixty-eight (4,031,915,068) are common shares and four billion, thirty-one thousand, nine hundred and fourteen thousand, six hundred and forty-six (4,031,914,646) are preferred shares.

Article 6) The capital stock is R$79,100,000,000.00 (seventy-nine billion and one hundred million), divided into 8,870,212,686 (eight billion, eight hundred and seventy million, two hundred and twelve thousand, six hundred and eighty-six) book-entry, registered shares, with no par value, of which 4,435,106,575 (four billion, four hundred and thirty-five million, one hundred and six thousand, five hundred and seventy-five) are common and 4,435,106,111 (four billion, four hundred and thirty-five million, one hundred and six thousand, one hundred and eleven), are preferred share.

Paragraph One - Common shares shall confer on its holders the rights and privileges provided by law. In the event of a public offering, due to a possible change of control of the Company, the common shares that are not part of the controlling block shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controllers.

Unaltered
Paragraph Two - Preferred shares shall have no voting rights, shall entitle their holders to the following rights and privileges:	Unaltered
a) priority in the reimbursement of the Capital Stock, in the event of liquidation of the Company;	Unaltered

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Transcription of the proposed consolidated Bylaws

b) dividends that are ten percent (10%) higher than those ascribed to common shares;	Unaltered

c) inclusion in a public offering resulting from a possible alienation of the control of the Company, whereby the holders are assured receipt of a price equal to eighty percent (80%) of the amount paid per common share, as part of the controlling block.

Unaltered

Paragraph Three – In the event of a capital increase, at least fifty percent (50%) of the capital shall be paid at the time of subscription and the remaining amount shall be paid upon a call by Board of Executive Officers, pursuant to legal precepts.

Unaltered

Paragraph Four - The Company’s shares are all of the book-entry kind, which are kept in deposit accounts of the Company itself, issued in favor of their holders, without issuance of certificates, whereby the shareholders may be charged for the cost of the service relative to the transfer of ownership of such shares.

Unaltered
Paragraph Five - The following shall not be permitted:	Unaltered
a) conversion of common shares into preferred shares and vice-versa;	Unaltered
b) issuance of beneficiary portions.	Unaltered
Paragraph Six – The Company may, subject to authorization of the Board, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and subsequent sale.	Unaltered
Section IV - Management	Unaltered
Article 7) The Company shall be managed by a Board of Directors and a Board of Executive Officers.	Unaltered

Paragraph One – The positions of CEO and Chairman of the Board of Directors may not be exercised by the same person, except for the cases of vacancy that could be subject-matter of a specific disclosure to the market and for which the relevant measures should be taken to fill the respective positions within one hundred and eighty (180) days.

Unaltered

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Transcription of the proposed consolidated Bylaws

Paragraph Two - The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to prior signature of the Management Statement of Consent, pursuant to the Level 1 Regulation, as well as the compliance with applicable legal requirements.

Unaltered

Paragraph Three - The members of the Board of Directors and of the Board of Executive Officers shall have a unified term of office of two (2) years, in which reelection is permitted, which shall extend until the investiture of new elected managers.

Unaltered

Paragraph Four - Notwithstanding the provisions of the preceding Paragraph, the members of the Board of Executive Officers shall exercise their terms only until the day on which they reach sixty-five (65) years of age.

Unaltered
Section V - Board of Directors	Unaltered

Article 8) The Board of Directors shall consist of six (6) to ten (10) members elected by the Shareholders’ Meeting, who shall choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, one (1) Chairman and one (1) Vice-Chairman.

Article 8) The Board of Directors shall consist of six (6) to eleven (11) members elected by the Shareholders’ Meeting, who shall choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, one (1) Chairman and one (1) Vice-Chairman.

Paragraph One - The decisions of the Board shall only be valid if approved by an absolute majority of the effective members, including the Chairman, who shall have the casting vote, in the event of a tie.

Unaltered

Paragraph Two – The participation shall be permitted for any member that is absent for justifiable reasons, by means of a teleconference or videoconference or by any other means of communication that can assure the effectiveness of his/her participation, and his/her vote shall be considered valid for all legal purposes.

Unaltered

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Transcription of the proposed consolidated Bylaws

Paragraph Three – In the event that the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman shall take over. In the absences or temporary impediments of the latter, the Chairman shall designate a substitute from among the other members. If there is a vacancy in the position of Vice-Chairman, the Board shall appoint a substitute from among its members, who shall serve for the time missing to complete the term of office of the replaced member.

Unaltered

Paragraph Four – In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard for the precepts of law and of these Bylaws.

Unaltered
Article 9) In addition to the duties set forth by law and these Bylaws, the responsibilities and duties of the Board include the following:	Unaltered
a) to ensure that the Board of Directors is always strictly capable of performing its duties;	Unaltered
b) to ensure that the social businesses are conducted with probity, so as to preserve the good name of the Company;	Unaltered
c) whenever possible, preserve administrative continuity, which is strongly recommended for the stability, prosperity and security of the Company;	Unaltered

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Transcription of the proposed consolidated Bylaws

d) to establish the general orientation of the Company's business, including the decisions on the constitution and functioning of Operational Portfolios;	Unaltered

e) in the event of transactions with companies that are not part of the Bradesco Organization, authorize the acquisition, disposal or encumbrance of Non-Current Asset items and the holdings of a non-permanent nature of the Company and its directly and indirectly controlled subsidiaries if their amounts are more than one percent (1%) of their corresponding shareholders’ Equity;

Unaltered
f) decide on the trading of shares issued by the Company itself, pursuant to Paragraph Six of Article 6;	Unaltered
g) to authorize the granting of any form of donation, contribution or assistance, regardless of the beneficiary;	Unaltered
h) to approve the payment of dividends and/or interest on shareholders’ equity proposed by the Board of Executive Officers;	Unaltered

i) to submit to the Shareholders’ Meeting the proposals that aim at increasing or reducing the share capital, grouping, bonuses or the unfolding of actions, mergers, incorporations, or spin-offs and statutory reforms of the Company;

Unaltered

j) to manifest themselves in relation to any public offering having as subject-matter shares or securities that can be converted or exchanged for shares of the Company, which shall contain, among other relevant information, the opinion of Management concerning the possible acceptance of the public offering and of the economic value of the Company;

Unaltered

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Transcription of the proposed consolidated Bylaws

k) to manifest themselves on corporate events that may give rise to a change of control, determining if they ensure fair and equitable treatment for the shareholders of the Company;	Unaltered
l) to take a decision on the associations that involve the company or its subsidiaries, including the participation in shareholders’ agreements;	Unaltered
m) to approve the application of funds deriving from tax incentives;	Unaltered
n) to examine and resolve on the budgets and financial statements submitted by the Board of Executive Officers;	Unaltered
o) to bring into its sphere of deliberation specific subjects of interest for the Company and to decide on the omitted cases;	Unaltered
p) limited to the annual global amount approved by the Shareholders’ Meeting, to perform the distribution of remuneration and social security funding for the Managers;	Unaltered

q) to authorize, when it considers necessary, the individual representation of the Company by a member of the Board of Executive Officers, or by an attorney, where their resolutions shall show the acts that may be executed;

Unaltered
r) to establish the remuneration of the members of Audit Committee, with due regard for the market parameters; and	Unaltered
s) to supervise the management environment of risks and internal controls.	Unaltered

Sole Paragraph - The Board may assign special duties to the Board of Executive Officers and any of its members, as well as establish committees to deal with specific matters within the scope of the Board of Directors.

Unaltered
Article 10) The Chairman of the Board shall preside the meetings of the Body, subject to the provisions of Paragraph Three of Article 8.	Unaltered

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Transcription of the proposed consolidated Bylaws

Sole Paragraph – The Chairman of the Board may call the Board of Executive Officers and participate, together with other Board members, in any of its meetings.	Unaltered

Article 11) The Board shall meet regularly six (6) times per year and, extraordinarily, when the interests of the company so require, as convened by its Chairman, or half of the remaining members, drawing up the minutes for each meeting.

Unaltered
Section VI – Board of Executive Officers	Unaltered

Article 12) The Board of Executive Officers of the Company is elected by the Board of Directors, and shall consist of eighty-three (83) to one hundred and eight (108) members, distributed, at the Board's discretion, as follows: i) seventeen (17) to twenty-seven (27) Executive Officers, with one (1) Chief Executive Officer and sixteen (16) to twenty-six (26) Officers that are distributed among the positions of Executive Vice-President, Managing Officer and Deputy Officer; and ii) sixty-six (66) to eighty-one (81) Officers, who are distributed among the positions of Department Officer, Officer and Regional Officer;

Unaltered

Paragraph One – The Board of Directors shall establish, in the first meeting of the Body that takes place after the Annual Shareholders’ Meeting that elected them, and whenever necessary, the number of officers to be elected, designating them, by name, within the positions in the main provision of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Articles 17, 18 and 19 of these Bylaws.

Unaltered

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Transcription of the proposed consolidated Bylaws

Paragraph Two – The requirements established in Articles 18 and 19 may be exempted by the Board in an exceptional case, up to a limit of one quarter (¼) of the total number of Executive Officers, except in relation to the Officers appointed for the positions of CEO and Vice-President.

Unaltered

Article 13)    It is incumbent upon the executive officers to manage and represent the Company and bind it by means any acts and agreements of its interest, and may waiver or forbear rights, and acquire, dispose of or encumber goods or assets pursuant to Paragraph Four of this Article and item “e” of Article 9 of these Bylaws.

Unaltered

Paragraph One - With the exceptions provided for expressly in these Bylaws, the Company is only obliged, by the joint signatures of at least two (2) Officers, one of them being the Chief Executive Officer or Vice-President.

Unaltered

Paragraph Two - The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) attorneys, and jointly, specifically represented by two (2) Officers, as described in the previous paragraph, with the relevant power of attorney mentioning their powers, the acts that they can practice and their term.

Unaltered
Paragraph Three - The Company may also be represented separately by any member of the Board of Executive Officers or by an attorney with specific powers, in the following cases:	Unaltered

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Transcription of the proposed consolidated Bylaws

a) term of office with an "ad judicia" clause, in which the power of attorney may have an indeterminate period and be reinstated;	Unaltered
b) upon summoning or subpoenas;	Unaltered
c) participation in biddings;	Unaltered
d) in the Shareholders’ Meetings of companies or investment funds in which the company participates, as well as those of which it is a partner or affiliated entity;	Unaltered
e) with Government bodies and offices, provided that it does not involve the assumption of responsibilities and/or obligations by the Company;	Unaltered
f) in-court testimony.	Unaltered
g) before the certifying entities to obtain digital certificates.	Unaltered
Paragraph Four - Department Executive Officers, Executive Office and Regional Executive Officers are forbidden to practice acts that imply the sale and encumbrance of assets and rights of the Company.	Unaltered
Article 14) In addition to the normal assignments given to them by law and by these Bylaws, it is specifically up to each member of the Board of Executive Officers:	Unaltered

a)     for the Chief Executive Officer: (i) to coordinate the execution of the strategic plan outlined by the Board of Directors; (ii) to promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; (iii) to supervise and coordinate, directly, the actions of the Executive Vice-Presidents and, indirectly, of the other members of the Board of Executive Officers; and (iv) to preside over the meetings of the Board of Executive Officers;

Unaltered

b) for the Vice-Presidents: (i) to collaborate with the Chief Executive Officer in the performance of their duties; (ii) to replace, when appointed by the Board of Directors, the CEO in their absences or temporary impediment; and (iii) to supervise and coordinate, directly, the actions of the Managing Officers and, indirectly, of the other members of the Board of Executive Officers, within the scope of their reporting line;

Unaltered

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c) for the Managing Officers: to perform the functions assigned to them, supervising and coordinating the actions of the officers that are within the scope of their reporting line;	Unaltered
d) for the Deputy Officers: to perform the functions assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;	Unaltered
e) for the Department Officers: to conduct activities of the Departments to which they belong;	Unaltered
f) for the Officers to perform the tasks assigned to them;	Unaltered
g) for the Regional Officers: to guide and supervise the Service Points under their jurisdiction and comply with the duties to which they are assigned.	Unaltered

Article 15) The Board of Executive Officers shall hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken shall only be valid when more than half of the effective members attend the relevant meeting. The presence of the Chief Executive Officer or his/her substitute, who shall have the casting vote in the case of a tie, is mandatory. The special meetings shall be held whenever called by the Chairman of the Board, the Chief Executive Officer or by half of other Executive Officers.

Unaltered

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Article 16) In the event of a vacancy, absence or temporary impediment of the Chief Executive Officer, the Board shall appoint his/her alternate.	Unaltered

Article 17) In order to exercise the position of Officer it is necessary to dedicate themselves to the Company and observe its internal rules, where the exercise of other activities that conflict with the objectives of the Company is forbidden.

Unaltered

Article 18) To be eligible for the position of Executive Officer, the candidate must, on the date of the election to have belonged to the staff of employees or managers of the Company or associated companies for more than ten (10) years, uninterruptedly, with observance of the provisions of Paragraph Two of Article 12 of these Bylaws.

Unaltered

Article 19) To be eligible for the position of Department Executive Officer, Executive Officer and Regional Officer the candidate must, on the date of the election, belong to the staff of employees or managers of the Company or associated companies, with observance of the provisions of Paragraph Two of Article 12 of these Bylaws.

Unaltered
Section VII – Fiscal Council	Unaltered
Article 20) The Fiscal Council, the functioning of which shall be permanent, shall be consisting of three (3) to five (5) regular members and of an equal number of Deputies.	Unaltered
Section VIII - Audit Committee	Unaltered

Article 21)    The Company shall have an Audit Committee consisting of three (3) to five (5) members of recognized technical competence, being one (1) Coordinator, appointed and dismissible by the Board of Directors, with a two (2)-year term of office, extending up to the investiture of new members appointed.

Unaltered

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Paragraph One - The former members of the Audit Committee may only rejoin the body, after at least 3 (three) years have elapsed since the last permitted reappointment.	Unaltered
Paragraph Two - Up to one-third (⅓) of the members of the Audit Committee may be reappointed to the body for a single consecutive term only, disregarding the period provided in Paragraph One.	Unaltered
Paragraph Three - In addition to those provided for by law or regulations, the following are also attributions of the Audit Committee:	Unaltered

a) recommending to the Board of Directors the outside firm that should be hired to provide independent audit services, the amount of compensation that such firm should receive and providing recommendations as to substitute auditors;

Unaltered
b) reviewing statutory financial statements prior to their disclosure, including the explanatory notes of the financial statements, the independent auditors’ report and any management reports;	Unaltered

c) to assess the effectiveness of internal and independent audits, including in relation to the verification of compliance with legal and normative provisions that are applicable to the Company, as well as internal codes and regulations;

Unaltered

d) to assess the compliance by the Company’s Board of Executive Officers, with the recommendations made by the independent or internal auditors, as well as recommending to the Board of Directors the resolution of any possible conflicts between the external auditors and the Board of Executive Officers;

Unaltered

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e) to establish and publish procedures for the receipt and processing of information that concerns the non-compliance with legal and normative legal provisions that are applicable to the Company, as well as internal regulations and codes, including the prediction of specific procedures for the protection of the provider of information and its confidentiality;

Unaltered
f) to recommend, to the Board of Executive Officers of the Company, the correction or improvement of policies, practices and procedures that are identified in the framework of its powers;	Unaltered
g) to meet, at least quarterly, with the Board of Directors of the Company and the internal and independent auditors;	Unaltered

h) to verify upon their meetings, the compliance with their recommendations and/or the clarifications of their inquiries, including as regards the planning of their audit work, formalizing in Minutes the contents of such meetings;

Unaltered
i) to establish its own rules of transaction;	Unaltered
j) to meet with the Fiscal Council and Board of Directors at their request to discuss policies, practices and procedures identified within the scope of their relevant attributions.	Unaltered

Paragraph Four - A member of the Audit Committee may be removed by the Board of Directors at any time during his/her the term of office, in cases of conflict of interest, non-compliance with the obligations that are inherent to their position or if they have a performance that is less than what is expected by the Organization.

Unaltered

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Section IX - Remuneration Committee	Unaltered

Article 22) The Company shall have an organizational body referred to as Remuneration Committee, which shall act on behalf of all the Institutions that make up the Bradesco Organization, consisting of three (3) to seven (7) members, appointed and removable from office by the Board of Directors, with a two (2)-year term of office, and one of them shall be appointed Coordinator.

Unaltered
Paragraph One – The members shall be appointed from among the members of the Board of Directors, except for one (1) member who necessarily be a non-manager.	Unaltered

Paragraph Two - The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, shall not be compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, shall have his/her compensation established by the Board of Directors, pursuant to the market parameters.

Unaltered

Paragraph Three – The members of the Remuneration Committee may be re-elected and they are forbidden to remain in office during a term that exceeds ten (10) years. Only after the completion of such term, the member may return to the Committee, after at least, three (3) years have elapsed.

Unaltered

Paragraph Four - The committee's primary responsibility is of assisting the Board of Directors with the conduction of policies related to the compensation of our executive managers, according to applicable legislation.

Unaltered
Section X - Ombudsman	Unaltered

Article 23)    The Company shall have an organizational component of Ombudsman, which shall act on behalf of all Institutions of the Bradesco Organization that are authorized by the Central Bank of Brazil, with one (1) person responsible in the position of Ombudsperson, who shall be appointed by the Board of Directors, with a term of office of two (2) years, with reelection permitted.

Unaltered

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Paragraph One - The Ombudsman cannot be entailed to an organizational component of the Bradesco Organization in a way that shows a conflict of interest or duties, like the bargaining units of product and services, the unit responsible for risk management and executive body of the internal audit's activity.

Unaltered
Paragraph Two - A manager or employee of the Bradesco Organization may be appointed as Ombudsman if he or she has:	Unaltered
a) a bachelor’s degree;	Unaltered
b) extensive knowledge of the activities carried out by the institutions represented and their products, services, processes, systems, etc.;	Unaltered

c) functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors whose activities were questioned and direct the answers for the questions presented;

Unaltered
d) technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman.	Unaltered
Paragraph Three - The Ombudsman’s duty shall be the following:	Unaltered

a) checking strict compliance with legal and regulatory rules related to consumers’ rights and acting as a communication channel between the Institutions under the main provision of this Article, the customers and users of its products and services, including mediating conflicts;

Unaltered

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b) receiving, registering, instructing, analyzing and formally and properly dealing with complaints by customers and users of products and services of the Institutions under the main provision of this Article, that are not resolved by the usual services offered by the branches or by any other service station;

Unaltered
c) providing necessary clarifications and replying to claimants in relation to the status of the complaints and of the solutions offered;	Unaltered

d) informing the claimants on the waiting time for a final answer, which should not exceed ten (10) business days, and that may be extended, exceptionally and in a justified manner, only once, for an equal period, limiting the number of extensions to ten percent (10%) of total claims in the month, and the claimant must be informed of the reasons for the extension;

Unaltered
e) forward a conclusive answer to the demand of the claimants within the period established in item "d";	Unaltered
f) proposing to the Board of Directors corrective or improvement measures for the procedures and routines based on the analyses of the complaints received; and	Unaltered

g) every six months, prepare and submit to the Board of Directors, the Audit Committee and the Internal Audit Department a quantitative and qualitative report on the Ombudsman's operation, including the proposals mentioned in item "f", when existing, and keeping them informed on the result of the measures adopted by the institution's management to address them.

Unaltered

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Paragraph Four - In its absence or temporary disability, the Ombudsman shall be replaced by an official member of the Ombudsman, who meets the requirements of Paragraph Two of this Article. In the case of vacancy, the Board shall appoint a replacement for the remaining term of office who shall complete the term of office of the replaced person.

Unaltered

Paragraph Five - The Ombudsman may be dismissed by the Board of Directors at any time during its term of office in cases of non-compliance with the obligations of his/her office or if he/she presents a performance that is less than what is expected by the Organization.

Unaltered
Paragraph Six - The Company:	Unaltered
a) shall maintain adequate conditions for the functioning of the Ombudsman, as well as for his/her actions to be based on transparency, independence, impartiality and exemption;	Unaltered

b) shall ensure the Ombudsman's access to the information that is necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities.

Unaltered
Section XI – Shareholders’ Meetings	Unaltered
Article 24) The Annual and Extraordinary Shareholders’ Meetings shall be:	Unaltered
a) called by sending to the shareholders a minimum thirty (30)-day notice;	Unaltered
b) conducted by the Chairman of the Board, or by his/her statutory substitute or even by a person appointed by the current Chairman, who shall invite one or more shareholders to act as Secretaries.	Unaltered

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Section XII – The Fiscal Year and Income Distribution	Unaltered
Article 25) The fiscal year coincides with the civil year, ending on December 31.	Unaltered

Article 26)    Balance sheets shall be prepared at the end of each semester, on June 30 and December 31 of each year. The Board of Executive Officers, subject to approval by the Board of Directors, may determine the preparation of other balance sheets for shorter periods, including monthly balance sheets.

Unaltered
Article 27) The Net Income, as defined in Article 191 of Law No. 6,404/76, accounted for at least six-months in advance of the annual balance sheet shall be allocated in the following order:	Unaltered
I. constitution of the Legal Reserve;	Unaltered

II. constitution of the Reserves set forth in Articles 195 and 197 of aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved in a Shareholders’ Meeting;

Unaltered

III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the relevant net income, adjusted by the decrease or increase of the amounts specified in Items I, II and III of the main provision of Article 202 of the mentioned Law No. 6,404/76.

Unaltered

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Paragraph One - The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, specially semi-annual and monthly dividends, resulting from Retained Earnings or existing Profit Reserves.

Unaltered

Paragraph Two - The Board of Executive Officers may, also, subject to approval by the Board, authorization for distribution of profits to shareholders as interest on own equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declaration of which is permitted by the foregoing paragraph or, further, in addition thereto.

Unaltered

Paragraph Three - Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Section III of the main provision of this Article.”

Unaltered

Article 28)    The net income balance, recorded after the distributions provided for above, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at a Shareholders’ Meeting, one hundred percent (100%) may be allocated to the Profits Reserve – Statutory, aiming to maintain the operating margin compatible with the development of the Company’s operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in capital stock.

Unaltered

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Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on own equity, in an amount in excess of the mandatory dividend established in Article 27, Section III, and/or retention of profits pursuant to Article 196 of Law No. 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article shall be determined after the full deduction of each one of the allocations.

Unaltered

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.